EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report – Judgment Against Pelephone Communications Ltd.

Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that on September 7, 2010, the Company received notice from its subsidiary, Pelephone Communications Ltd. (“Pelephone”) that on September 6, 2010 a judgment was entered against Pelephone requiring it to pay the State of Israel royalties on its revenues for a limited period in the 1990s. The judgment relates to a lawsuit filed by the State of Israel against Pelephone in December 2000 relating to royalties allegedly payable to the State of Israel on Pelephone’s revenues.

The court dismissed the State of Israel’s claim with respect to the period between January 1, 1994 and October 10, 1994, and accepted the State of Israel’s claim with respect to the period between October 11, 1994 and February 7, 1996.

The precise amount that Pelephone will be required to pay the State of Israel has not been determined, and the parties must complete a procedure to determine such amount within the period of time specified in the judgment.